CAVALCANTI HUME FUNFER INC
www.chffr.com

TORONTO
900, 6 Adelaide St. East
Toronto, ON. M5C.1H6
Tel: 416.868.1079
Fax: 416.868.6198

CALGARY
900, 205 8 Ave. SW
Calgary, AB. T2P.1H7
Tel: 403.541.1225
Fax: 403.410.7217

03 NOV 10 AM 7:21

[redacted]

03037467

Exemption number 82-4644

Friday, November 7, 2003

Attention: Paul Dudek
Office of International Corporate Finance
Stop 3 – 9
450 – 5th Avenue N.W.
Washington, DC
USA 20549

SUPPL

PROCESSED
NOV 25 2003
THOMSON FINANCIAL

Dear Mr. Dudek:

Herewith Parkland Income Fund press releases:
Parkland Income Fund declares distribution payment – August 14, 2003
Parkland Income Fund declares distribution payment – September 15, 2003
Parkland Income Fund declares distribution payment – October 16, 2003
Parkland Income Fund Achieved a New Record for the Three Months and Nine Months Ended September 30, 2003 – November 5, 2003.

These are for filing as required by Rule 12g3-2(b), if not already received.

Kind regards,

Brenda Orser

Brenda Orser
Account Manager

dlw 11/18

Encl.

PARKLAND INCOME FUND

03 NOV 18 AM 7:21

FOR IMMEDIATE RELEASE: Thursday, August 14, 2003

PARKLAND INCOME FUND DECLARES DISTRIBUTION PAYMENT

Red Deer, Alberta, August 14, 2003: Parkland Income Fund (TSX: PKI.UN) is pleased to announce that a distribution of fourteen cents ($0.14) per trust unit will be payable on September 15, 2003 to unitholders of record on August 29, 2003.

Parkland Income Fund operates a retail and wholesale fuels and convenience store business under its marketing brands *Fas Gas*, *RT Fuels* and *Short Stop*. Parkland has developed a strong market niche in western and northern Canada by focusing on non-urban markets.

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For further information, contact:

Parkland Industries Ltd., Administrator of Parkland Income Fund:

Red Deer:	Andrew B. Wiswell, President and CEO	(403) 357-6400
Red Deer:	John G. Schroeder, Vice President, Finance/CFO	(403) 357-6400
or	visit Parkland's web site at **www.parkland.ca.**	

FOR IMMEDIATE RELEASE: Monday, September 15, 2003

PARKLAND INCOME FUND DECLARES DISTRIBUTION PAYMENT

Red Deer, Alberta, September 15, 2003: Parkland Income Fund (TSX: PKI.UN) is pleased to announce that a distribution of fourteen cents ($0.14) per trust unit will be payable on October 15, 2003 to unitholders of record on September 30, 2003.

Parkland Income Fund operates a retail and wholesale fuels and convenience store business under its marketing brands *Fas Gas*, *RT Fuels* and *Short Stop*. Parkland has developed a strong market niche in western and northern Canada by focusing on non-urban markets.

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For further information, contact:

Parkland Industries Ltd., Administrator of Parkland Income Fund:

Red Deer:	Andrew B. Wiswell, President and CEO	(403) 357-6400
Red Deer:	John G. Schroeder, Vice President, Finance/CFO	(403) 357-6400
or	visit Parkland's web site at **www.parkland.ca.**	

FOR IMMEDIATE RELEASE: Thursday, October 16, 2003

PARKLAND INCOME FUND DECLARES DISTRIBUTION PAYMENT

Red Deer, Alberta, October 16, 2003: Parkland Income Fund (TSX: PKI.UN) is pleased to announce that a distribution of fourteen cents ($0.14) per trust unit will be payable on November 17, 2003 to unitholders of record on October 31, 2003.

Parkland Income Fund operates a retail and wholesale fuels and convenience store business under its marketing brands *Fas Gas*, *RT Fuels* and *Short Stop*. Parkland has developed a strong market niche in western and northern Canada by focusing on non-urban markets.

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For further information, contact:

Parkland Industries Ltd., Administrator of Parkland Income Fund:

Red Deer:	Andrew B. Wiswell, President and CEO	(403) 357-6400
Red Deer:	John G. Schroeder, Vice President, Finance/CFO	(403) 357-6400
or	visit Parkland's web site at **www.parkland.ca.**	

PARKLAND INCOME FUND

FOR IMMEDIATE RELEASE: Wednesday, November 5, 2003

PARKLAND INCOME FUND ACHIEVED A NEW RECORD FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2003

Red Deer, November 5, 2003 – Parkland's business performance for the third quarter ended September 30, 2003 continued at record levels and we continue to be encouraged by our strong year to date performance.

Parkland set new records for both fuel sales volumes and EBITDA in any quarterly calendar period in its history. Fuel volume growth, consistent gross margins and increasing contributions from convenience store merchandise sales delivered strong financial results and provided a platform to meet or exceed cash flow expectations in the 2003 calendar year.

President and CEO Andrew Wiswell commented "Industry conditions remain positive and our Parkland Team continues to focus on serving our key stakeholders – our fuel and convenience store customers and our Unitholders. We appreciate the support and loyalty of our customers as well as the commitment of our employees, operators and suppliers who are key partners in our ongoing success."

Consolidated Operating and Financial Highlights

	Three Months Ended September 30			Nine Months Ended September 30		
	2003	2002	2001	**2003**	2002	2001
Fuel Volumes, Refined Products (Millions of Litres)	**302**	259	240	**776**	681	690
Revenue (Millions)	**$ 164.1**	$ 141.0	$ 131.4	**$ 433.0**	$ 352.5	$ 372.1
EBITDA* (000's)	**$10,944**	$ 9,454	$10,852	**$24,245**	$ 20,460	$22,508
Per Unit – Basic	**$ 0.90**	$ 0.78	$ 0.99	**$ 2.00**	$ 1.78	$ 2.06
Per Unit - Diluted	**$ 0.89**	$ 0.78	$ 0.97	**$ 1.99**	$ 1.78	$ 2.00
Net Earnings (000's)**	**$ 8,563**	$ 7,475	$ 5,028	**$ 17,743**	$ 12,156	$ 9,516
Per Unit – Basic	**$ 0.71**	$ 0.62	$ 0.46	**$ 1.46**	$ 1.05	$ 0.87
Per Unit – Diluted	**$ 0.70**	$ 0.62	$ 0.45	**$ 1.45**	$ 1.05	$ 0.84

* EBITDA is not a defined measure under Canadian Generally Accepted Accounting Principles (GAAP). In this document, EBITDA means earnings before Interest Expense, Income Taxes, Depreciation and Amortization.

** In 2003, Parkland operated as a Fund with no income tax provision. Prior to June 30, 2002, Parkland operated as a corporation and accordingly income taxes were deducted in arriving at cash flow and net earnings amounts. Per Unit amounts in 2002 and 2001 have been adjusted to reflect the effective 2 for 1 exchange in the conversion process.

Three Months Ended September 30, 2003

Sales volumes of refined products increased by 17% over the prior year to 302 million litres as wholesale volumes were strong and the Fund added new accounts. Revenue rose by 16% to $164.1 million from $141.0 million year over year due to higher volumes and a 45% increase in convenience store merchandise sales.

Marketing, general and administrative expenses increased 25% primarily as a result of higher convenience store operating costs linked to six new store openings, higher site maintenance costs associated with our Fas Gas Plus station renewal program and higher environmental provisions associated with site decommissioning.

EBITDA increased 16% over the prior year driven by higher revenues and slightly higher gross margins partially offset by higher expenses.

The Fund's financial position improved with cash and net working capital balances increasing by $4.1 million and $3.1 million respectively at September 30, 2003 compared to December 31, 2002. As well, the Fund continues to have available a $15.0 million operating line of credit. Long-term debt of $12.2 million was $0.9 million lower than December 31, 2002, and Parkland's long-term debt ratio was a conservative 0.41 times trailing 12 months EBITDA.

Nine Months Ended September 30, 2003

Sales volumes of refined products increased 14% over the prior year on the strength of increased wholesale volumes. Revenue increased by $80.5 million or 23% driven by higher volume, higher crude oil prices and higher merchandise sales from our convenience store operations.

EBITDA increased 18% over the prior year as a result of higher fuel volumes and stronger contributions from merchandise sales. The Fund also benefited from consistent fuel margins driven by positive Industry conditions and tightness of product supply.

"We continue to be encouraged by our results in our business and the progress of our new initiatives in 2003" Wiswell commented. " Wholesale volume growth, changes to our marketing programs, reducing our cost structure at the Bowden Refinery and early positive trends in our Fas Gas Plus site renewal program will all contribute to the stability and consistency of our future distributions."

Blood Tribe Update

Activity is continuing on the sale of the refinery to the Blood Tribe with an updated Letter of Intent signed in October, 2003. The Tribe is currently working on one of the key remaining conditions to the transaction which is to obtain confirmation of their exemption from excise tax obligations. Although this transaction would be positive, the Fund does not control the timing or certainty of the sale. Completion of the sale of the refinery is not required to deliver targeted distributions.

During the first nine months of 2003, the Fund took steps to reduce its cost of maintaining the Bowden Refinery in a state of readiness to restart as and when the sale to the Blood Tribe is completed. This action to reduce annual costs resulted in additional expenses of $ 0.8 million in the first 6 months of 2003 but sets the stage for annual expense reductions of $0.8 million.

Distributions

Parkland converted the business previously reported as Parkland Industries Ltd. into Parkland Income Fund effective June 28, 2002. Cash distributions have been paid monthly since August 15, 2002 at the rate of $0.14 per unit per month or $1.68 on an annualized basis. For a full year, these distributions would total $20.4 million based on 12.1 million units outstanding at September 30, 2003, or $5.1 million on a quarterly basis.

As expected, the cash available for distributions in the third quarter exceeded the total of the actual cash distributions for the three months ended September 30, 2003. In the nine month period ended September 30, 2003, the cash available for distributions exceeded cash distributed by $5.5 million. This performance provides a strong base for the continuation of distributions at targeted levels throughout 2003 and provides the ability to fund planned maintenance capital expenditures in the fourth quarter of 2003 focused on replacing units in our Petrohaul trucking fleet and the continuation of our Fas Gas Plus station renewal program.

Cash Available for Distribution

For the period ended September 30, 2003 (000's)	Three Months	Nine Months
EBITDA	$10,944	$ 24,245
Maintenance Capital	(1,232)	(2,743)
Capital Taxes and Interest	(240)	(721)
Cash Available	$ 9,472	$ 20,781
Cash Distributed	$ (5,091)	$(15,281)
Cash Surplus	$ 4,381	$ 5,500

The Fund has adopted a consistent and level monthly distribution policy despite the seasonal nature of the business. The Trustees and Directors review distribution levels quarterly and would adjust distributions based upon current performance, ongoing maintenance capital requirements, trends and seasonality in the business and the expected sustainability of those trends.

Outlook

The Fund is confident that cash generated by operations for the full year 2003, after allowing for maintenance capital expenditures, capital taxes and interest, will meet or exceed the targeted levels. For the fourth quarter, our outlook is for seasonally lower volume and cash flows concurrent with higher maintenance capital spending. We will continue our discretionary $3.0 million Fas Gas Plus station renewal program in 2003 which will be funded through a combination of maintenance expense and maintenance capital. We will complete our estimated $3.2 million of normal maintenance capital to maintain our sites and replace our trucking fleet over the course of 2003. In aggregate, the maintenance capital portion of our Fas Gas Plus program plus our normal maintenance capital is expected to total approximately $5.0 million for full year 2003.

As to growth capital for full year 2003, Parkland expects to invest approximately $3.5 million in our convenience stores and merchandise business as well as selectively acquiring or operating additional fuel sites in non-urban areas. Although not required to support targeted distributions, management will continue to assess acquisitions or alliances which will add cash flow and unitholder value.

Distribution Reinvestment Plan

Effective March 31, 2003, Parkland Income Fund established a Distribution Reinvestment Plan administered by Computershare Trust Company. Details are available from the Fund or from Computershare Trust Company.

Fund Description

The Fund is an unincorporated open-ended limited purpose trust established under the laws of the Province of Alberta. The Fund, together with the limited partnership that issued the exchangeable LP Units, own, indirectly, securities which collectively represent the right to receive cash flow available for distribution from the business formerly operated as Parkland Industries Ltd., after capital taxes, debt service payments, maintenance capital expenditures and other cash requirements.

Parkland Income Fund operates retail and wholesale fuels and convenience store businesses under its marketing brands Fas Gas, RT Fuels and Short Stop Food Stores and transports fuel through its Petrohaul division. Parkland has developed a strong market niche in western and northern Canada by focusing on non-urban markets.

Conference Call

It is the Fund's practice to conduct investor conference calls and information meetings from time to time and to post any Investor presentations on the Fund's website (www.parkland.ca). The next presentation will be posted on the Fund's website on November 6, 2003.

Parkland will hold a conference call for Analysts, Brokers and Investors to discuss third quarter results as follows:

Friday, November 7, 2003, 9:00 a.m. (11:00 a.m. Eastern Time)
Direct: (416) 640-4127
Toll-free: 1-800-814-4859

The replay will be available as follows:

From Friday, November 7, 2003, 11:00 a.m. (1:00 p.m. Eastern Time)
To Friday, November 21, 2003, 9:59 p.m. (11:59 p.m. Eastern Time)
Direct: (416) 640-1917
Toll-free: 1-877-289-8525
Passcode: 21021086#

Parkland Income Fund is listed on the TSX (PKI.UN).

This report contains forward-looking statements, including references to cash generated by operations, unitholder distributions and capital expenditures. These forward-looking statements are subject to known and unknown risks and uncertainties and other factors, which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Such factors include, but are not limited to: general economic, market and business conditions; industry capacity, competitive action by other companies; refining and marketing margins; the ability of suppliers to meet commitments; actions by governmental authorities including increases in taxes; changes in environmental and other regulations; and other factors, many of which are beyond the control of Parkland. These factors are discussed in greater detail in filings made by Parkland with the Canadian provincial securities commissions.

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For further information:

Red Deer:	Andrew B. Wiswell, President and C.E.O.	(403) 357-6400
Red Deer:	John G. Schroeder, Vice President, Finance / CFO	(403) 357-6400
Calgary:	Cathy Hume, Investor Relations	(403) 541-1225
or Toronto		(416) 868-1079

(If you prefer to receive Parkland's news releases via e-mail, please request at corpinfo@pkif.com)

Parkland Income Fund
Consolidated Balance Sheet

($ Thousands)(Unaudited)	September 30, 2003	December 31, 2002
Assets		
Current Assets		
Cash	$ 6,833	$ 2,647
Accounts receivable	21,615	15,511
Inventories	17,705	18,877
Future income taxes	0	134
Prepaid expenses	1,317	1,285
	47,470	38,454
Other	3,044	3,646
Fixed Assets	83,745	84,065
	$ 134,259	$ 126,165
Liabilities		
Current Liabilities		
Accounts payable	$ 37,508	$ 30,662
Long-term debt - current portion	3,768	4,661
	41,276	35,323
Long-term Debt	12,155	13,000
Site Restoration Accrual	642	245
Future Income taxes	6,613	6,559
	60,686	55,127
Unitholders' Capital		
Class B Limited Partners' Capital	32,880	32,654
Unitholders' Capital	40,693	38,384
	73,573	71,038
	$ 134,259	$ 126,165

Parkland Income Fund
Consolidated Statement of Earnings

	3 Months ended September 30,			9 Months ended September 30,		
($ Thousands)(Unaudited)	2003	2002	2001	2003	2002	2001
Net sales and operating revenues	$ 164,070	$ 141,004	$ 131,421	$ 433,011	$ 352,507	$ 372,138
Cost of sales and operating expenses	139,297	120,451	109,608	372,410	299,168	319,221
Gross margin	24,773	20,553	21,813	60,601	53,339	52,917
Expenses						
Marketing, general and administrative	13,829	11,099	10,961	36,356	32,879	30,409
Amortization	1,960	1,660	2,116	5,594	5,465	6,530
Interest on long-term debt	222	199	212	692	537	590
	16,011	12,958	13,289	42,642	38,881	37,529
Earnings before income taxes	8,762	7,595	8,524	17,959	14,458	15,388
Income taxes						
Current	18	60	2,893	29	2,596	5,226
Future	181	60	603	187	-294	646
	199	120	3,496	216	2,302	5,872
Net earnings	$ 8,563	$ 7,475	$ 5,028	$ 17,743	$ 12,156	$ 9,516

Per unit information: Note 1

Parkland Income Fund
Consolidated Statement of Retained Earnings and Unitholders' Capital

	3 Months ended September 30,			9 Months ended September 30,		
($ Thousands)(Unaudited)	2003	2002	2001	2003	2002	2001
Retained Earnings, beginning of period	$ 0	$ 0	$ 50,059	$ 0	$ 56,722	$ 46,114
Net earnings	8,563	7,475	5,028	17,743	12,156	9,516
Allocation to Class B Limited Partners	-3,853	-3,972	0	-8,051	-37,744	0
Allocation to Unitholders	-4,710	-3,503	0	-9,692	-28,626	0
Future tax recovery on reorganization	0	0	0	0	897	0
Reorganization Costs	0	0	0	0	-2,859	0
Dividends paid	0	0	-546	0	-546	-1,089
Retained earnings, end of period	0	0	54,541	0	0	54,541
Class B Limited Partners' Capital						
Balance, beginning of period	31,772	42,952	0	32,653	0	0
Allocation of retained earnings	3,853	3,972	0	8,051	37,744	0
Distribution to partners	-2,293	-2,707	0	-6,951	-6,172	0
Issued upon exchange of Common Shares	0	0	0	0	12,645	0
Exchanged for Fund Units	-452	-2,885	0	-873	-2,885	0
Balance, end of period	32,880	41,332	0	32,880	41,332	0
Unitholders' Capital						
Balance, beginning of period	38,293	32,452	0	38,384	0	0
Allocation of retained earnings	4,710	3,503	0	9,692	28,626	0
Unit option compensation	7	0	0	21	0	0
Units issued as special compensation	0	0	0	0	500	0
Fund Units issued	33	0	0	53	0	0
Distribution to unitholders	-2,802	-2,386	0	-8,330	-4,964	0
Issued upon exchange of Common Shares	0	0	0	0	9,407	0
Exchange of Limited Partnership Units	452	2,885	0	873	2,885	0
	40,693	36,454	0	40,693	36,454	0
Balance, end of period	$ 73,573	$ 77,786	$ 54,541	$ 73,573	$ 77,786	$ 54,541

Parkland Income Fund
Consolidated Statement of Cash Flows

	3 Months ended September 30,			9 Months ended September 30,		
($ Thousands)(Unaudited)	2003	2002	2001	2003	2002	2001
Cash Provided By (used for) Operations						
Net earnings	$ 8,563	$ 7,475	$ 5,028	$ 17,743	$ 12,156	$ 9,516
Add (deduct) non-cash items						
Amortization	1,960	1,660	2,116	5,594	5,465	6,530
Future taxes	181	60	603	187	561	523
Cash flow from operations	10,704	9,195	7,747	23,524	18,182	16,569
Net changes in non-cash working capital	1,209	-12,281	-1,461	1,882	-1,469	5,728
Cash from operating activities	11,913	-3,086	6,286	25,406	16,713	22,297
Financing Activities						
Proceeds from long-term debt	0	0	0	502	251	9,309
Long-term debt repayments	-768	-917	-942	-2,240	-2,813	-2,354
Distributions to unitholders	-5,095	-5,093	0	-15,281	-11,136	0
Fund units issued	40	0	0	74	0	0
Proceeds of share issue	0	0	20	0	5,390	254
Reorganization Costs, net of tax	0	0	0	0	-2,859	0
Repurchase of shares	0	0	-11	0	-18	-12
Special Compensation units	0	0	0	0	500	0
Dividend Payments	0	0	-546	0	-546	-1,089
Cash from(used for) financing activities	-5,823	-6,010	-1,479	-16,945	-11,231	6,108
Investing activities						
Investment in other assets	306	-209	171	602	-560	-935
Purchase of fixed assets	-2,323	-2,961	-3,564	-5,274	-5,984	-10,836
Site restoration accrual	400	-115	0	397	-154	0
Cash (used for) investing activities	-1,617	-3,285	-3,393	-4,275	-6,698	-11,771
Increase (decrease) in cash	4,473	-12,381	1,414	4,186	-1,216	16,634
Cash and Cash equivalents, beginning of period*	2,360	18,647	7,780	2,647	7,482	-7,440
Cash and Cash equivalents, end of period	$ 6,833	$ 6,266	$ 9,194	$ 6,833	$ 6,266	$ 9,194

* Cash and Cash equivalents are the net of Cash and Bank Indebtedness

Parkland Income Fund
Notes to Consolidated Financial Statements
September 30, 2003

Significant Accounting Policies

The consolidated interim financial statements have been prepared following the same accounting policies and methods of computation as the most recent annual financial statements dated December 31, 2002. These financial statements should be read in conjunction with the annual financial statements and notes.

1. **Earnings per Unit**

	3 Months ended September 30,			9 Months ended September 30,		
	2003	2002	2001	2003	2002	2001
Net earnings ($Thousands)	$ 8,563	$ 7,475	$ 5,028	$ 17,743	$ 12,156	$ 9,516
Net earnings per unit - basic	$ 0.71	$ 0.62	$ 0.46	$ 1.46	$ 1.05	$ 0.87
Net earnings per unit - diluted	$ 0.70	$ 0.62	$ 0.45	$ 1.45	$ 1.05	$ 0.84
Units outstanding (000's)	12,130	12,127	10,932	12,130	12,127	10,932

2. Unit based compensation plan

At September 30, 2003, the Fund has an Incentive Option and Unit Rights Distribution (UDR) plan under which the Fund may grant up to 1,000,000 Incentive Options and UDR's to Trustees, Directors, and officers, employees and consultants

Effective January 2, 2003, 331,000 Incentive Options and UDR's were granted under the plan at the then current market price of $12.45 per unit. The Fund accounts for its grants in accordance with the fair value based method of accounting for stock based compensation. The total cost to be reported is $82,750. The compensation cost that has been charged against income for the 9 months ended September 30, 2003 is $20,687.

3. Segmented Information

The Fund's operations are predominantly in fuel marketing in Western Canada. In recent years the Fund initiated operations in the convenience store industr

The convenience stores have been integrated into fuel marketing properties already owned by the Fund and all continue to market transportation fuels.
Due to the amount of common operating and property costs, it is not practical to report these segments below their respective gross margins.

($ 000's)	3 Months ended Fuel Marketing	3 Months ended Merchandise	3 Months ended Total	9 Months ended Fuel Marketing	9 Months ended Merchandise	9 Months ended Total
September 30, 2003						
Net sales and operating revenues	$ 154,823	$ 9,247	$ 164,070	$ 410,257	$ 22,754	$ 433,011
Cost of Sales	132,631	6,666	139,297	355,539	16,871	372,410
Gross Margin	$ 22,192	$ 2,581	$ 24,773	$ 54,718	$ 5,883	$ 60,601
September 30, 2002						
Net sales and operating revenues	$ 134,636	$ 6,368	$ 141,004	$ 336,722	$ 15,785	$ 352,507
Cost of Sales	115,653	4,798	120,451	287,648	11,520	299,168
Gross Margin	$ $18,983	$ $1,570	$ $20,553	$ 49,074	$ 4,265	$ 53,339
September 30, 2001						
Net sales and operating revenues	$ 127,472	$ 3,949	$ 131,421	$ 362,458	$ 9,680	$ 372,138
Cost of Sales	106,669	2,939	109,608	311,957	7,264	319,221
Gross Margin	$ $20,803	$ $1,010	$ $21,813	$ 50,501	$ 2,416	$ 52,917